Exhibit 19
MR. COOPER GROUP INC.
INSIDER TRADING COMPLIANCE PROGRAM
Dated as of February 9, 2021
In order to take an active role in the prevention of insider trading violations by the officers, directors, employees and other related individuals of Mr. Cooper Group Inc. (the “Company”) and its subsidiaries, the Company has adopted the policies and procedures described in this memorandum.
I.Adoption of Insider Trading Policy.
The Company has adopted the Insider Trading Policy attached hereto as Attachment 1 (the “Policy”), which prohibits trading in the securities of the Company while in possession of material, nonpublic information regarding the Company and its subsidiaries (“Material Nonpublic Information”). The Policy covers all officers, directors and employees of the Company and its subsidiaries, as well as temporary employees and independent consultants in certain circumstances, and spouses, minor children and adult members of the households of such persons, (together, the “Company Persons” and each a “Company Person”). The Policy (and/or a summary thereof) is to be delivered to all new officers, directors, employees, temporary employees and independent consultants to whom this Policy applies upon the commencement of their relationships with the Company or its subsidiaries and is to be circulated to all such persons at least annually.
II.Designation of Certain Persons.
A.Section 16 Individuals. The Board of Directors has determined that those persons listed on Attachment 2 attached hereto are the directors, executive officers and other officers who are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (the “Section 16 Individuals”). The Board of Directors will periodically determine which of the Company’s officers are “executive officers” for purposes of Section 16 and Attachment 2 shall be thereby updated, as appropriate.
B.Restricted Persons. The Chief Executive Officer, in consultation with the Chief Financial Officer and General Counsel, has determined that certain designated individuals, including those listed on Attachment 2, are subject to the trading window restrictions described in Section III.
C.Persons with Pre-Clearance Obligations. The Chief Executive Officer, in consultation with the Chief Financial Officer and General Counsel, has determined that certain employees have, or are likely to have, regular or special access to Material Nonpublic Information in the normal course of their duties. These employees (the “Other Individuals”) include individuals that the Chief Executive Officer may designate from time to time, including those listed on Attachment 2. Therefore, the Company’s management has determined that the Other Individuals, together with the Section 16 Individuals, should be subject to the pre-clearance requirement described in “Trading Guidelines and Requirements” included in Attachment 1, below.

III.Establishment of Permissible Trading Window.
The Company has determined that all Restricted Persons shall be prohibited from trading any securities or derivative securities of the Company except during a permissible trading window. The permissible trading window will open for all Restricted Persons, including Section 16 Individuals and Other Individuals described in Section II above, at the open of the market on the first full Trading Day following the date of public disclosure of the Company’s financial results for a particular fiscal quarter or year. For all Restricted Persons, including Section 16 Individuals and Other Individuals described in Section II above, the permissible trading window will close on the 15th day of the last month of each quarter. In addition, the Company shall have the right to impose special blackout periods during which all or certain Company Persons will be prohibited from trading any securities or derivative securities of the Company, even though the trading window would otherwise be open.
Notwithstanding the foregoing, the General Counsel, in his or her capacity as Compliance Officer (as defined below), shall have the right and authority to shorten, suspend, terminate, extend or open a window at such time and for such periods as he or she deems appropriate given the relevant circumstances.
Even during a permissible window period, any person possessing Material Nonpublic Information is prohibited from engaging in any transactions involving the securities or derivative securities of the Company until the commencement of the first Trading Day after the Inside Information is publicly disclosed.
IV.Appointment of Compliance Officer.
The Company has appointed the Company’s General Counsel as the Company’s Insider Trading Compliance Officer (“Compliance Officer”). The General Counsel is permitted to delegate any responsibilities or rights as he or she so chooses to an appropriate officer of the Company, except for the ability to amend this Program and the Policy as noted in subpart V.I. below. However, the General Counsel retains ultimate responsibility for all matters pertaining to the interpretation and enforcement of this Policy.
V.Duties and Rights of Compliance Officer.
The duties and rights of the Compliance Officer shall include the following:
A.Pre-clearing all transactions involving the Company’s securities by the Section 16 Individuals and Other Individuals, in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.
B.Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals, including appointment as attorney-in-fact.
C.Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission by Section 16 Individuals under Section 16 of the Exchange Act.

D.Mailing quarterly reminders of the dates that the permissible trading window described in Section III above opens and closes.
E.Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Form 144, officers and directors questionnaires and reports received from the Company’s transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Material Nonpublic Information.
F.Circulating the Policy (and/or a summary thereof) to all directors, officers, employees, consultants and contractors, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Material Nonpublic Information.
G.Assisting the Company in implementation of the Policy.
H.Coordinating with outside counsel regarding compliance activities with respect to Rule 144 requirements and regarding changing requirements and recommendations for compliance with Section 16 of the Exchange Act and insider trading laws to ensure that the Policy is amended as necessary to comply with such requirements.
I.The right and authority to amend this Program, including the Policy, from time-to-time as s/he in his or her professional judgment deems appropriate.

ATTACHMENT 1
INSIDER TRADING POLICY
This Policy provides guidelines to the officers, directors, employees and other related individuals of the Company and its subsidiaries with respect to transactions in the Company’s securities. Any capitalized terms used but not otherwise defined in this Policy have the meanings assigned to them in the Insider Trading Compliance Program (the “Compliance Program”) to which this Policy is attached.
Applicability of Policy
This Policy applies to all transactions, including gifts, in the Company’s securities, including common stock, options for common stock, debt securities and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s securities, including securities exchangeable into the Company’s securities, whether or not issued by the Company, such as exchange-traded options. It applies to all officers, directors and employees of the Company and its subsidiaries, as well as temporary employees and independent consultants in certain circumstances, and spouses, minor children and adult members of the households of such persons, each of whom the Company has determined will regularly receive, or has the potential to receive, access to Material Nonpublic Information (as defined below) regarding the Company (together, the “Company Persons” and each a “Company Person”). This Policy also applies to any person who receives Material Nonpublic Information from any Company Person.
Statement of Policy
General Policy
It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work place and the misuse of Material Nonpublic Information in securities trading. The Company is required under Regulation FD of the federal securities laws to avoid selective disclosure of Material Nonpublic Information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an Internet “chat room” or similar internet-based forum.
Specific Policies
1.Trading on Material Nonpublic Information. No Company Person shall engage in any transaction involving the Company’s securities, including any gift, offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the first full Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer non-public or material. As used herein, the term “Trading Day” shall mean a day on which NASDAQ is open for trading. A Trading Day begins at the time trading begins on such day.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
2.Short Sales & Security Lending Programs. Pursuant to this Policy, no Company Person shall engage in a short sale of the Company’s securities. Furthermore, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a “short against the box”). Transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale. Short sales are prohibited by this Policy even when the trading window is open. In addition, participating in a securities lending program where your brokerage firm borrows against Company securities held in your brokerage account is prohibited.
3.Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s securities and therefore creates the appearance that the Company Person is trading based on Material Nonpublic Information. Transactions in options also may focus the Company Person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (The section below captioned “Hedging Transactions” governs option positions arising from certain types of hedging transactions.)
4.Hedging Transactions. Certain forms of hedging or monetization transactions, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, Company Persons may not engage in any hedging or monetization transactions with respect to the Company’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company’s securities.
5.Margin Accounts and Pledges. Securities that are margined may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company securities, Company Persons are prohibited from margining Company securities or pledging Company securities as collateral for a loan.
6.Tipping. No Company Person shall disclose (“tip”) Material Nonpublic Information about the Company or its subsidiaries to any other person (including family members), nor shall such Company Person or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.
7.Material Nonpublic Information must be protected and efforts should be taken to avoid inadvertent communication. For example:

•Do not discuss new developments in public places such as lunch rooms, coffee rooms, elevators, hallways, restaurants, airplanes, taxicabs, or any place where the discussion can be overheard.
•Do not read documents with Material Nonpublic Information in public places or discard them where others can retrieve them.
•Do not carry documents with Material Nonpublic Information in public places in an exposed manner.
•Cover documents with Material Nonpublic Information on desks before leaving offices or rooms and do not leave said documents where others can read them.
•When leaving for the evening, business trips or otherwise, lock office doors. Filing cabinets with materials which could be Material Nonpublic Information should be locked or kept in rooms that are locked.
•Ensure that Material Nonpublic Information which may be received by facsimile is received on a secure machine with limited access – particularly after hours.
•Do not give anyone access to e-mail messages or computer directories.
•Do not store Material Nonpublic Information in electronic form in directories, databases or other storage mechanisms (e.g., internet “cloud” storage) with public access.
Any error in judgment in this area can be potentially devastating. Should there be any uncertainty as to the appropriateness of a contemplated trade, response to public inquiry or other action, please consult with the General Counsel or his designee before speaking with anyone, especially brokers or any other persons or entities executing securities trades.
8.Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any Company Person receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections), the inquiry should be referred to the Company’s General Counsel, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.
9.Short Swing Transactions. Section 16 Individuals must also comply with the reporting obligations and limitations on “short-swing” transactions set forth in Section 16 of the Exchange Act. A practical effect of these provisions is that Section 16 Individuals who purchase and sell, or sell and purchase, the Company’s securities within a six-month period must disgorge all profits to the Company, whether or not they had knowledge of any Material Nonpublic Information. Under certain exemptions under Section 16, and so long as certain other criteria are met, neither the receipt of an option under the Company’s equity plans, nor the exercise of that option is deemed a purchase under Section 16; however, the public sale of any such shares once they are acquired is a sale under Section 16.
10.The Company has provided or will provide separate memoranda and other appropriate materials to its Section 16 Individuals regarding compliance with Section 16 and its related rules and is ready to assist directors and executive officers in preparing and filing the required forms.

11.Post-Termination Transactions. The Policy continues to apply to your transactions in Company securities even after you have terminated employment or service with the Company. If you are in possession of Material Nonpublic Information when your employment or service terminates, you may not trade in Company securities until that information has become public or is no longer material.
Potential Criminal and Civil Liability and/or Disciplinary Action
1.Liability for Insider Trading. Pursuant to federal and state securities laws, Company Persons may be subject to penalties of up to $5,000,000 and up to 25 years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.
2.Liability for Tipping. Company Persons may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.
3.Liability of Control Persons. If the Company or its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, they may be subject to the following penalties:
a.A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation; and
b.A criminal penalty of up to $25,000,000.
4.Possible Disciplinary Actions. Company Persons who violate this Policy will also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Trading Guidelines and Requirements
1.Pre-Clearance of Trades. The Board of Directors has determined that all Section 16 Individuals and Other Individuals (as determined by the Chief Executive Officer, in consultation with the Chief Financial Officer and General Counsel) must refrain from trading in the Company’s securities, even during a permissible trading window, without first complying with the Company’s “pre-clearance” process. Each such person must contact the Company’s General Counsel prior to commencing any trade in the Company’s securities. The General Counsel will consult as necessary with senior management of the Company before clearing any proposed trade by such person. It should be noted that even if the General Counsel pre-clears a trade, the ultimate responsibility rests with the individual to ensure that he or she is not trading while in possession of Material Nonpublic Information.
2.Individual Responsibility. Every Company Person has the individual responsibility to comply with this Policy against insider trading. A Company Person may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Company Person believes he or she may suffer an economic loss or forego anticipated profit by waiting. In addition, although the General Counsel will assist those officers and directors subject to the filing requirements of Section 16 under the Exchange Act in preparing and filing required reports, the reporting person retains responsibility for the reports.
Applicability of Policy to Material Nonpublic Information
Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s business partners, which include the Company’s customers, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company or any subsidiary thereof. Civil and criminal penalties, and termination of employment, may result from trading on Material Nonpublic Information regarding the Company’s business partners. All Company Persons should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information
It is not possible to define all categories of material information. However, information should be regarded as “material” if (a) there is a substantial likelihood that a reasonable investor would find the information “important” in determining whether to trade in a security; or (b) the information, if made public, likely would affect the market price of a company’s securities.
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:
•financial results,
•known but unannounced projections of future earnings or losses,
•execution or termination of significant contracts with distributors, collaborators and other business partners,
•news of a pending or proposed merger or other acquisition,
•news of the disposition, construction or acquisition of significant assets,
•impending bankruptcy or financial liquidity problems,
•patent or other intellectual property milestones,
•announcements of regulatory approvals or investigations,
•significant developments involving corporate relationships,
•changes in dividend policy,
•new business line announcements of a significant nature,
•significant security breaches or systems failures,
•stock splits or stock repurchase plans,
•new equity or debt offerings,
•changes in analyst recommendations or debt ratings,
•positive or negative developments in outstanding litigation,
•significant litigation exposure due to actual or threatened litigation, and
•major changes in senior management.
Either positive or negative information may be material. It is important to remember that materiality will be judged with the benefit of hindsight. Therefore, questions concerning the materiality of particular information should be resolved in favor of materiality.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, such as by a press release or a filing with the Securities and Exchange Commission. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. Even after nonpublic information has been effectively disclosed, a reasonable period of time must elapse in order for the market to react to the information. Therefore, you must wait until the beginning of the first full Trading Day following the date of public disclosure of information before trading in the Company’s securities.

Certain Exceptions
1.Stock Option Exercises. This Policy does not apply to the exercise of stock options (including any net-settled stock option exercise) pursuant to our stock plans; however, the sale of any stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy. .
2. 401(k) Plan. This Policy does not apply to purchases of Company stock in a 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under a 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
3.Employee Stock Purchase Plan. This Policy does not apply to purchases of Company stock in an employee stock purchase plan resulting from your periodic contribution of money to a plan pursuant to the election you made at the time of your enrollment in any such plan. This Policy also does not apply to purchases of Company stock resulting from lump sum contributions to any such plan, provided that you elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to your election to participate in a plan for any enrollment period and to your sales of Company stock purchased pursuant to such plan.
4. 10b5-1 Trading Plan. This Policy does not apply to purchases or sales of Company stock made pursuant to a pre-arranged trading plan that was entered into during a permissible trading window, when the individual was not in possession of Material Nonpublic Information and otherwise satisfies the requirements of Rule 10b5-1 under the Exchange Act for a trading plan. Such trading plans may not be adopted when the individual is in possession of Material Nonpublic Information about the Company, even during a permissible trading window. Anyone subject to this Policy who wishes to enter into a trading plan must submit the trading plan to the General Counsel for his or her approval prior to the adoption or amendment of the trading plan.
5.Stock Settlement. This Policy does not apply to repurchases by the Company of Company stock made pursuant to a pre-arranged, irrevocable election by an employee to satisfy tax withholding requirements under which shares of stock having a value equal to or less than the minimum amount of tax required to be withheld on the date of any vesting are repurchased by the Company.
6.

7.Inquiries
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual employee or other applicable individual.
Certifications
All Company Persons must certify their understanding of, and intent to comply with, this Policy.

Edition 02.11.2025
ATTACHMENT 2
1.Directors:
Name    Title

Jay Bray	Chairman of the Board and Chief Executive Officer
Andrew Bon Salle	Director
Roy Guthrie	Director
Daniela Jorge	Director
Shveta Mujumdar	Director
Tagar Olson	Director
Steven Scheiwe	Director

2.Section 16 Officers:
Name    Title

Jay Bray	Chairman of the Board and Chief Executive Officer
Kurt G. Johnson	Executive Vice President & Chief Financial Officer
Carlos M. Pelayo	Executive Vice President & Chief Legal Officer
Michael S. Weinbach	President

3.Restricted Persons with Trading Window Restrictions:
VI.The Board of Directors, all Executive Vice Presidents and their direct reports, all Senior Vice Presidents, all employees in the finance group, and certain other designated employees of the Company or its subsidiaries, and spouses, minor children and adult members of the households of such persons, as well as any other person who currently is or becomes an administrative assistant to any of the above employees at a future date.
4.Individuals with Pre-Clearance Requirements:
The Board of Directors, all Executive Vice Presidents, all Senior Vice Presidents and certain designated employees of the Company or its subsidiaries, and any other person who currently is or becomes an administrative assistant to any of the above persons at a future date.